Exhibit 10.27

May 5, 2013

Carrie W. Teffner

314 W Cole Avenue

Wheaton, IL 60187

Dear Carrie,

PetSmart, Inc. (“Company” or “PetSmart”) is always looking to hire the best people, and we believe that you would be a great fit for the position of Senior Vice President, Chief Financial Officer. We know that it is our people who make the difference and ensure the continuing success of our company. That is why we are excited to offer this position to you. This position is under the purview of the Compensation Committee of the PetSmart Board of Directors (“Committee”). Although Committee members have provided informal approval of the terms contained in this offer letter, it remains subject to their formal approval. Upon your acceptance, the Committee will be requested to provide a final formal meeting approval. We look forward to your acceptance and we will plan a start date for your employment to commence on June 3, 2013. The terms and conditions of your offer follow:

1.

As Senior Vice President, Chief Financial Officer, you will work at 19601 N. 27th Avenue, Phoenix, AZ 85027, perform the duties customarily associated with this position, and report directly to the Chief Executive Officer of the Company.

2.	Your initial base salary will be $550,000 per year, less standard deductions and withholdings, paid biweekly. The next base salary review and adjustment will take place in March 2014; provided, however, your base salary will not be adjusted downward without your prior written consent.

3.	You are eligible to participate in the Executive Short Term Incentive Plan (“ESTIP”). Your target incentive is 75% of your annual base salary calculated on actual earnings for the fiscal year. For the 2013 fiscal year, you will receive an annual incentive bonus award equal to the higher of the performance based award amount earned under the ESTIP based upon your partial fiscal year employment, or, the award you would have earned under the ESTIP assuming full fiscal year employment with a 100% payout at target. In order to be eligible for this bonus, we require you be employed with PetSmart at the end of the fiscal year or as designated by the ESTIP document. PetSmart may modify compensation and benefits from time to time, as it deems necessary and Board approval is necessary prior to any bonus award or payment.

4.	A one-time cash bonus of $100,000, less applicable withholdings, to be paid to you with your first paycheck following your date of employment, subject to your compliance with requirements outlined in paragraphs 9 and 10 below related to confidentiality, non-compete, non-solicitation, code of business ethics and policies, and clawback policy. This bonus is also subject to a twelve (12) month earn-out period with a pro-rata forfeiture during the first year of employment in the event you leave the Company prior to your first anniversary date under the conditions

5.	described below. A forfeiture would apply in the event you voluntarily terminate employment other than for circumstances which would constitute a “Constructive Termination” (as such term is defined in the Amended and Restated Executive Change In Control and Severance Benefit Plan), death or disability, or are terminated for Cause prior to your first anniversary date. For purposes hereof, “Cause” shall mean:

(i) a refusal or failure to follow the lawful and reasonable directions of the Board of Directors (the “Board”) or individual to whom you report which refusal or failure is not cured within 30 days following delivery of written notice of such conduct to you;

(ii) a material failure by you to perform your duties in a manner reasonably satisfactory to the Board that is not cured within 30 days following delivery of written notice of such failure to you; or

(iii) your participation in, a conviction of or a plea of guilty or nolo contendere to a felony or any crime involving moral turpitude, fraud or dishonesty that is likely to have or has had a material adverse effect on the Company.

The amount of payback due to forfeiture would be determined at the rate of $8,333.33 per month and apply to the number of months (whole and partial) between your termination date and your first employment anniversary date. Any sums you owe under this agreement may be deducted from your final paycheck or from any other sums owed to you by PetSmart.

6.	As part of our ongoing annual long-term incentive program, upon commencement of your employment with PetSmart, Inc. you will be granted non-qualified stock options and a target award of performance share units with a total target value of $500,000 on the grant date. The grant date for your initial equity award is intended to be on the first date of your employment with PetSmart. One-half of the grant value will be in stock options and one-half in performance share units. The grant price of the stock options is determined on the grant date. The number of stock options granted will be based on the stock price on the grant date and the binomial factor in effect on that date used for pricing stock options by the Company. The number of performance share units granted will be based on the stock price on the grant date. The final number of performance share units awarded will be determined at the end of fiscal year 2015, based on Company performance on the financial measure selected by our Board and outlined in the Grant Notice. The range of performance share units awarded is between 0% and 200% of the target award. Performance share units vest three years after the date of grant. Stock options vest at the rate of 25% of the number of shares granted on each of the four consecutive anniversaries following the date of grant. The Company reserves the right to modify, amend, or withdraw the Plan. Stock option and performance share awards are governed by the 2011 Equity Incentive Plans and related award agreements.

You will be eligible to participate in future grants under our Equity Incentive Plan. In accordance with the plan, annual grants are typically made in March of each year. The annual equity grants are subject to performance criteria and vesting terms that require Board approval. Although there is no commitment by PetSmart to make future grants, based upon past practice the value of annual grants for this position would be expected to be consistent with your grant upon hire.

The actual amount of any plan award is always subject to Company and Board approval, and, as noted above, no guarantee is made that future grants will follow our previous practice. Under the terms of the plan itself, the Company reserves the right to modify, amend, or withdraw it altogether.

7.	In addition to the long term incentive plan equity grants outlined in paragraph 5, you will receive additional one-time equity grants related to your joining the Company with a target value of $200,000 on the grant date. The grant date for this additional equity compensation is also intended to be on the first date of your employment with PetSmart. These grants will consist of non-qualified stock options and a target award of performance share units. One-half of the grant value will be in stock options and one-half in performance share units. The grant price of the stock options is determined on the grant date. The number of stock options granted will be based on the stock price on the grant date and the binomial factor in effect on that date used for pricing stock options by the Company. The number of performance share units granted will be based on the stock price on the grant date. The final number of performance share units awarded will be determined at the end of fiscal year 2015, based on Company performance on the financial measure selected by our Board and outlined in the Grant Notice. The range of performance share units awarded is between 0% and 200% of the target award. Performance share units vest three years after the date of grant. Stock options vest at the rate of 25% of the number of shares granted on each of the four consecutive anniversaries following the date of grant. The Company reserves the right to modify, amend, or withdraw the Plan. Stock option and performance share awards are governed by the 2011 Equity Incentive Plans and related award agreements.

8.	You will receive full relocation benefits for your move from Wheaton, IL to the Phoenix, AZ metropolitan area, under the terms of the Officer Relocation Policy. You understand and agree that if you voluntarily terminate employment or are terminated for cause prior to the expiration of the two-year period (the beginning of which commences at the start of your relocation), you must repay 100% of all relocation expenses previously reimbursed or paid by PetSmart if you leave during the first year, and all incurred costs on a prorated basis (over the course of two years) during the second year. Any sums you owe under this agreement may be deducted from your final paycheck or from any other sums otherwise payable to you by PetSmart.

9.	In addition to your salary and incentive compensation, you will be eligible for the following Company benefits consistent with Company policy: for the remainder of the 2013 calendar year, your available vacation will be prorated according to our vacation schedule and based on your start date. On January 1, 2014, you will be eligible for 160 potential vacation hours for calendar year 2014. You will be eligible for health, life and disability insurance pursuant to the PetSmart, Inc. SmartChoices Benefits Plan on the first day of the month following your hire date. Details about these benefits are provided in the Associate Handbook and Summary Plan Descriptions. You will also be eligible to participate in the Company’s 401(k), Employee Stock Purchase Plan, Deferred Compensation Plan and Executive Choice Program, as may be modified from time to time with the approval of the Company’s Board of Directors. The Executive Choice Program offers benefits up to a value of $20,000, which includes reimbursement for expenses related to financial and estate planning, tax preparation and insurance supplements. In addition, you are eligible for the annual Executive Physical Program. Details and eligibility on these plans will be provided during your orientation. The Company reserves the right to modify your compensation and benefits from time to time, as it deems necessary.

10.	You will be expected to abide by all of the Company’s policies and procedures. As a further condition of your employment, you agree to refrain from any unauthorized use or disclosure of the Company’s proprietary or confidential information or materials. You also agree to sign and comply with the Company’s Confidentiality Agreement, Non-Compete and Non-Solicitation Agreement (which non-compete shall not extend beyond 12 months), and Code of Business and Ethics and Policies. By accepting this offer, you are representing that you are not a party to any agreement (e.g., a non-compete) with any third party or prior employer, which would conflict with or inhibit your performance of your duties with PetSmart.

11.	You will be covered under the PetSmart Clawback Policy and agree to acknowledge in writing that you are subject to the terms of such policy. The Company will enter into an Indemnification Agreement with you for your protection and such Indemnification Agreement shall survive the termination of your employment to the extent set forth therein.

12.	In the event of a dissolution, liquidation or sale of substantially all of the assets of the Company or a merger or consolidation in which the Company is not the surviving corporation (Change in Control) and where your employment is terminated as a result of this change of control, within 36 months of the date of the Change of Control, you will be entitled to benefits under our Amended and Restated Change in Control and Severance Benefit Plan. You will also be entitled to the benefits under the Amended and Restated Change in Control Severance Benefit Plan for any “Covered Termination” (as such term is defined in the Amended and Restated Change in Control and Severance Benefit Plan). A copy of this Plan will be provided to you.

13.	Except as provided in the Amended and Restated Change in Control and Severance Benefit Plan as noted in the previous paragraph, your employment relationship is at-will and either you or the Company may terminate your employment relationship at any time for any reason whatsoever, with or without cause or advance notice.

14.	Except for provisions contained in the various Company policies and benefit plans included but not limited to those referred to in this offer letter, this letter constitutes the complete, final and exclusive embodiment of the entire agreement between you and PetSmart with respect to the terms and conditions of your employment. In entering this agreement, neither party is relying on any promise or representation, written or oral, other than those expressly contained herein, and this agreement supersedes any other such promises, representations or agreements.

This letter agreement may not be amended or modified except in a written agreement signed by you and a duly authorized Company officer. As required by law, this offer of employment is subject to proof of your right to work in the United States. This offer is also subject to your submitting to a mandatory drug test and the completion of a background check, the results of which must be satisfactory to the Company, in its sole discretion. The results of the drug test or the background check may, at the Company’s sole discretion, disqualify you from employment with the Company.

15.	To ensure rapid and economical resolution of any disputes which may arise under this agreement and any disputes relating to your employment, you and the Company agree that any and all disputes or controversies of any nature whatsoever, regarding the interpretation, performance, enforcement or breach of the Agreement, or your employment with PetSmart shall be resolved in Phoenix, Arizona, by confidential, final and binding arbitration (rather than trial by jury or court or resolution in some other forum) under the then existing rules of the American Arbitration Association.

We are looking forward to you accepting our offer as described above. Please sign below and immediately return this letter to: Erick Goldberg, Senior Vice President, Human Resources, 19601 N 27th Avenue, Phoenix, Arizona 85027, e-mail: egoldberg@ssg.petsmart.com. I look forward to you joining the PetSmart team and feel that you have a great deal to contribute to our organization. I am confident you will find challenge, satisfaction and opportunity while at PetSmart.

Very truly yours,

PetSmart, Inc.

/S/ David Lenhardt
David Lenhardt
President and Chief Operating Officer

Agreed and Accepted:

Carrie W. Teffner

Date